Filed pursuant to Rule 433
Issuer Free Writing Prospectus, dated June 15, 2021
Supplementing the Preliminary Prospectus Supplement, dated June 15, 2021
Registration No. 333-249937

$750,000,000

OneMain Finance Corporation
3.500% Senior Notes due 2027

This pricing supplement (this “Pricing Supplement”) is qualified in its entirety by reference to the preliminary prospectus supplement dated June 15, 2021 (the “Preliminary Prospectus Supplement”).

The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Terms used but not defined herein shall have the meanings assigned to them in the Preliminary Prospectus Supplement.

Change in Size of Offering

The total offering size has been increased from $500 million to $750 million, which represents an increase of $250 million from the amount reflected in the Preliminary Prospectus Supplement. See “Changes to the Preliminary Prospectus Supplement” below.

$750,000,000 3.500% Senior Notes due 2027

Issuer:	OneMain Finance Corporation (the “Issuer”)

Aggregate Principal Amount:	$750,000,000

Title of Securities:	3.500% Senior Notes due 2027 (the “Notes”)

Maturity Date:	January 15, 2027

Offering Price:	100.000%, plus accrued interest from June 22, 2021

Coupon:	3.500%

Yield:	3.500%

Spread:	272 basis points

Benchmark Treasury:	0.75% UST due May 31, 2026

Gross Proceeds to Issuer:	$750,000,000

Net Proceeds to Issuer After Gross Spread:	$740,625,000

Gross Spread:	1.250%

Distribution:	SEC Registered

CUSIP and ISIN Numbers:	CUSIP: 682691 AB6 ISIN: US682691AB63

Denominations:	$2,000 and integral multiples of $1,000

Interest Payment Dates:	January 15 and July 15

First Interest Payment Date:	January 15, 2022

Record Dates:	January 1 and July 1

Optional Redemption:
Except as set forth in the next two succeeding paragraphs, the Notes are not subject to redemption prior to the Stated Maturity, and there is no sinking fund for the Notes.

On and after January 15, 2024, the Issuer may redeem, at its option, all or, from time to time, part of the Notes, upon not less than 30 nor more than 60 days’ prior notice (with a copy to the Trustee), at the applicable redemption price set forth below (expressed as a percentage of the principal amount of Notes to be redeemed), plus accrued and unpaid interest on the Notes, if any, to, but excluding, the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period beginning on January 15 of each of the years indicated below:

Year	Percentage
2024	101.750%
2025	100.875%
2026 and thereafter	100.000%

In addition, prior to January 15, 2024, the Issuer may redeem, at its option, all or, from time to time, part of the Notes, upon not less than 30 nor more than 60 days’ prior notice (with a copy to the Trustee) at a redemption price equal to the sum of (i) 100% of the principal amount thereof, plus (ii) the Applicable Premium as of the date of redemption, plus (iii) accrued and unpaid interest on the Notes, if any, to, but excluding, the date of redemption (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

“Applicable Premium” means, with respect to any Note on any date of redemption, the greater of (a) 1.0% of the principal amount of the Note; and (b) the excess, if any, as determined by the Issuer, of (1) the present value at such redemption date of (x) the redemption price of the Note at January 15, 2024 (such redemption price being set forth in the table above), plus (y) all required interest payments due on the Note through January 15, 2024 (excluding accrued but unpaid interest to the date of redemption), discounted to the date of redemption on a semi-annual basis using a discount rate equal to the Treasury Rate as of such date of redemption plus 50 basis points; over (2) the principal amount of the Note.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to January 15, 2024; provided, however, that if the period from the redemption date to January 15, 2024 of such Notes is less than one year, the weekly average yield on actively traded United States Treasury securities adjusted to a constant maturity of one year will be used.

Joint Book-Running Managers:
BNP Paribas Securities Corp.
Citigroup Global Markets Inc.
Mizuho Securities USA LLC
Academy Securities, Inc.
R. Seelaus & Co., LLC
Samuel A. Ramirez & Company, Inc.
Siebert Williams Shank & Co., LLC
Barclays Capital Inc.
Citizens Capital Markets, Inc.
Deutsche Bank Securities Inc.
Goldman Sachs & Co. LLC
HSBC Securities (USA) Inc.
NatWest Markets Securities Inc.
RBC Capital Markets, LLC
Regions Securities LLC
SG Americas Securities, LLC
Truist Securities, Inc.

Co-Manager:	Natixis Securities Americas LLC

Trade Date:	June 15, 2021

Settlement Date:
June 22, 2021 (T+5).

It is expected that delivery of the notes will be made against payment therefor on or about June 22, 2021, which is the fifth business day following the date hereof (such settlement cycle being referred to as “T+5”). Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than two business days prior to the settlement date will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade such notes more than two business days prior to the settlement date should consult their own advisors.

Ratings[1]:	Ba3 (Moody’s) / BB- (S&P) / BB+ (Kroll)

1 A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

Changes to the Preliminary Prospectus Supplement

Offering Size:	The total offering size has been increased from $500 million to $750 million, which represents an increase of $250 million from the amount reflected in the Preliminary Prospectus Supplement.

Other information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein.

The Issuer has filed a registration statement (including a prospectus and related Preliminary Prospectus Supplement for the offering) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting BNP Paribas Securities Corp. at (800) 854-5674, Citigroup Global Markets Inc. at (800) 831-9146 or Mizuho Securities USA LLC at (866) 271-7403.

This communication should be read in conjunction with the Preliminary Prospectus Supplement and the accompanying prospectus.  The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent it is inconsistent with the information in such Preliminary Prospectus Supplement or the accompanying prospectus.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg email or another communication system.